Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to 14a-6 under the Securities Exchange Act of 1934, as amended
Filing Person: Corporate Property Associates 16 — Global Incorporated / CPA 16 Holdings Inc.
Subject Company: Corporate Property Associates 14 Incorporated
Registration No. 333-171538
Dear Financial Advisor,
The boards of directors (the “boards”) of Corporate Property Associates 14 Incorporated (“CPA®:14”) and Corporate Property Associates 16 — Global Incorporated (“CPA®:16 — Global”) have proposed to merge the two companies, with CPA®:16 — Global being the surviving company. The boards have each voted unanimously to approve the merger and related transactions and determined that they are in the best interest of stockholders.
The timeline of events for the proposed merger is as follows:
•	February 28, 2011 —Record date for stockholders entitled to vote on the merger proposal

•	March 14, 2011 — Commencement of mailing of Joint Proxy Statement/Prospectus to stockholders and their financial advisors

•	March 14, 2011 through April 26, 2011 — Proxy solicitation period. All proxies for stockholders not in attendance at the Special Meetings must be received and processed prior to the meeting.

•	April 26, 2011 — CPA®:14 Special Meeting of Stockholders at 10 a.m. ET at the offices of W. P. Carey & Co. LLC; CPA®:16 — Global Special Meeting of Stockholders at 11 a.m. ET at the offices of W. P. Carey & Co. LLC
You will receive copies of the merger materials shortly. Included in the packet will be the:
•	Joint Proxy Statement/Prospectus

•	Merger brochure (CPA®:14 / CPA®:16 — Global)

•	Sample of the proxy card your clients will use to vote their proxy

•	List of your clients receiving merger materials, including tax basis information for those who have held their CPA®:14 investment in the same registration since inception.
Please take the time to review the materials carefully with your clients.
If we approach the date of the Special Meeting and have not reached a quorum, Computershare Fund Services, the solicitation agent for the merger, may contact your clients to solicit their vote. Please encourage your clients who are CPA®:14 and CPA®:16 — Global stockholders to vote at their earliest convenience. With your assistance, we will be able to get the votes required without your clients being contacted by Computershare Fund Services.
Most sincerely,

Wm. Polk Carey	Trevor P. Bond
Chairman	Chief Executive Officer
Cautionary Statement Concerning Forward-Looking Statement:
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of Corporate Property Associates 16 —Global Incorporated

(“CPA®:16 — Global”) and can be identified by the use of words such as “may,” “will,” “should,” “would,” “seeks,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates” and other comparable terms. It is important to note that CPA®:16 — Global’s actual results could be materially different from those projected in such forward-looking statements. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties and other factors that may materially affect CPA®:16 — Global’s future results, performance, achievements or transactions.
Factors that could cause actual results or other outcomes to differ materially from those described in this communication include, among others: changes in national or regional economic and business conditions, including changes in interest rates and the availability and cost of capital; the possibility that various closing conditions to the proposed merger and the Corporate Property Associates 14 Incorporated (“CPA®:14”) asset sales may not be satisfied or waived and, as a result, the proposed merger and the CPA®: 14 asset sales may not be consummated; the possibility that the UPREIT reorganization contemplated in connection with the proposed merger will not be approved by stockholders and thus will not occur; the risks and uncertainties associated with obtaining the debt financing and the equity financing necessary to consummate the proposed merger; potential liability under, and changes in, environmental, zoning, tax and other laws; and other factors.
All subsequent written and oral forward-looking statements attributable to CPA®:16 — Global or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. CPA®:16 — Global does not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.
Additional Information About This Transaction:
CPA®:16 — Global will file with the Securities and Exchange Commission a registration statement on Form S-4 which will include proxy statements of CPA®:14 and CPA®:16 — Global and a prospectus of CPA®:16 — Global. CPA®:16 — Global stockholders and other investors are urged to read the joint proxy statement/prospectus and other materials that are filed by CPA®:14, CPA®:16 — Global, Corporate Property Associates 17 — Global Incorporated (“CPA®:17 — Global”) and W. P. Carey & Co. LLC (“W. P. Carey”) with the SEC. These documents will contain important information with respect to the proposed merger and the other transactions contemplated by the merger agreement and should be read carefully and in their entirety. When documents are filed with the SEC, they will be available for free at the SEC’s website at http://www.sec.gov. Certain of these documents will also be available for free by accessing CPA®:14’s website at http://www.cpa14.com, CPA®:16 — Global’s website at http://www.cpa16.com, CPA®:17 — Global’s website at http://www.cpa17global.com or W. P. Carey’s website at http://www.wpcarey.com.
CPA®:14, CPA®:16 — Global and W. P. Carey’s directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger, including any interest they have in the merger, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.